UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								April 7, 2006


Via Facsimile (011) 39 011555 3959 and US Mail

Alfonso Iozzo
Managing Director
Sanpaolo IMI S.p.A
Piazza San Carlo 156
10121 Turin
Italy

	Re:	Sanpaolo IMI S.p.A
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed June 28, 2005
      Response Letter Dated February 6, 2006
 		File No. 1-14870

Dear Dr. Iozzo:

      We have reviewed the response letter dated March 22, 2006 and have the following comment. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the representation that you will make additional disclosures regarding your contacts with Iran in your next Form
20-F.
Please provide for us the proposed text of the additional disclosure prior to filing.







      Please understand that we may have additional comments after reviewing your response to our comment. Please file your response letter on EDGAR. You may contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Don Walker
		Senior Assistant Chief Accountant
		Division of Corporation Finance
Alfonso Iozzo
Sanpaolo IMI
April 7, 2006
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